Exhibit 99.1

Mountain Province Diamonds to Acquire Kennady Diamonds in a Friendly All-Share Offer

TSX and NASDAQ: MPVD
TSX-V: KDI

TORONTO and NEW YORK, Jan. 29, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province") (TSX and NASDAQ: MPVD) and Kennady Diamonds Inc. ("Kennady") (TSX-V: KDI) are pleased to announce that they have entered into a definitive arrangement agreement ("Arrangement Agreement") pursuant to which Mountain Province will acquire all of the issued and outstanding common shares of Kennady by way of a court-approved plan of arrangement (the "Transaction").

Under the terms of the Transaction, Kennady shareholders will receive 0.975 (the "Exchange Ratio") of a Mountain Province common share (a "Mountain Province Share") for each Kennady common share (a "Kennady Share"), representing the equivalent of C$3.46 per Kennady Share, based on the closing price of Mountain Province Shares on the TSX on January 26, 2018. This Exchange Ratio represents a premium of 26% to Kennady's closing price and a premium of 15% based on the 20-day volume-weighted-average-price of Mountain Province Shares on the TSX and Kennady Shares on the TSX-V, both as of close on January 26, 2018. The implied equity value for Kennady based on the Exchange Ratio is approximately C$176 million. Upon completion of the Transaction, the combined company will be owned approximately 76% by Mountain Province shareholders and 24% by Kennady shareholders (excluding common shares to be issued pursuant to the Private Placement defined below).

David E. Whittle, Interim President and CEO of Mountain Province, stated: "The Kennady assets are a strong complement to Mountain Province's interest in the Gahcho Kué project, significantly adding to our attributed resource base. Kennady's exploration efforts have been very successful and we have high confidence in our ability to continue that success, not only through expanding the existing resources at Kelvin and Faraday but through the potential for further discoveries, not just in the Kelvin-Faraday corridor but elsewhere across the property."

Dr. Rory O. Moore, President and CEO of Kennady, stated: "We are excited that our shareholders have the opportunity to benefit from the near-term cash flow of the world-class Gahcho Kué mine while retaining exposure to the significant exploration upside on the current Kennady assets."

Benefits to Mountain Province Shareholders

•	Adds Kennady's 100% owned diamondiferous bodies, which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats
•	Kelvin kimberlite – indicated resources of 13.62 million carats at an average grade of 1.60 carats per tonne and average value of US$63 per carat as estimated by a 2016 bulk sample
•	Faraday kimberlite cluster – inferred resources of 5.02 million carats at an average grade of 1.54 carats per tonne and average value of US$98 per carat as estimated by a 2017 bulk sample
•	Upside to grow resources at both Kelvin and Faraday and develop potential resources at the Doyle and MZ kimberlites
•	Adds 67,164 hectares of highly prospective and 100%-owned exploration ground strategically surrounding the Gahcho Kué mine

Benefits to Kennady Shareholders

•	All-share deal allows Kennady's current shareholders to retain ongoing exposure to Kennady's assets as well as gain exposure to Mountain Province's 49% interest in the operating Gahcho Kué mine
•	Gain access to free cash flow from Mountain Province to fund exploration at Kennady's assets
•	Immediate premium on the Kennady Shares
•	Enhanced liquidity and improved capital markets profile
•	Potential payment of dividends from Mountain Province's 49% interest in Gahcho Kué as operations become seasoned

Board of Directors' Recommendations

The Boards of Directors of both companies each formed a Special Committee of independent directors in connection with the proposed Transaction. Based on the recommendations of their respective Special Committees, the Board of Directors of each of Mountain Province and Kennady has determined that the Transaction is in the best interests of its respective company and shareholders. Mountain Province's Board of Directors has unanimously approved the share issuance pursuant to the Transaction and will recommend that its shareholders vote in favour of approving the Mountain Province share issuance pursuant to the Transaction. Kennady's Board of Directors has unanimously approved the Transaction and will recommend that its shareholders vote in favour of the Transaction. Mr. Jonathan Comerford noted his respective conflicts as a director of both Mountain Province and Kennady and abstained from participating in the Transaction process and from voting in connection with the approval of the Transaction by the Board of Directors of each company.

Additional Information

The issuance of shares by Mountain Province pursuant to the Transaction ("Share Issuance") is subject to approval at a special meeting of Mountain Province shareholders (the "Mountain Province Meeting") by: (i) at least a majority of the votes cast on the resolution to approve the Share Issuance by the Mountain Province shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting; and (ii) at least a majority of the votes cast on the resolution to approve the Share Issuance by the minority Mountain Province shareholders present in person or represented by proxy and entitled to vote at the Mountain Province Meeting. The minority shareholders are defined by securities legislation and, among others, will exclude the shares of Mountain Province held by Bottin (International) Investments Ltd. and Mr. Dermot Desmond.

The Transaction is subject to approval at a special meeting of Kennady shareholders (the "Kennady Meeting") by: (i) at least 66 ⅔% of the votes cast on the resolution to approve the Transaction by Kennady shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting; and (ii) at least a majority of the votes cast on the resolution to approve the Transaction by the minority Kennady shareholders present in person or represented by proxy and entitled to vote at the Kennady Meeting. The minority shareholders are defined by securities legislation and, among others will exclude the shares of Kennady held by Bottin (International) Investments Ltd. and Mr. Dermot Desmond.

Each of the directors and senior officers of Mountain Province have agreed to vote their shares in favour of the Share Issuance at the Mountain Province Meeting, and each of the directors and senior officers of Kennady have agreed to vote their shares in favour of the Transaction at the Kennady Meeting.

Bottin (International) Investments Ltd. and Mr. Dermot Desmond, collectively owning approximately 24% of the outstanding Mountain Province Shares and approximately 28% of the outstanding Kennady Shares, have agreed to vote the Mountain Province Shares in favour of the Share Issuance and to vote the Kennady Shares in favour of the Transaction.

In addition to shareholder approval, the Transaction is also subject to court approval as well as the acceptance of the applicable stock exchanges.

The Transaction is expected to close in April 2018 and is subject to customary deal protections with a mutual break fee of C$6 million, payable under certain circumstances.

In connection with the Transaction, Mountain Province will provide financing to Kennady of up to C$10 million via an equity private placement (the "Private Placement") at C$2.50 per share in multiple tranches designed to coincide with Kennady's budget for the current work program. The completion of the Private Placement is not conditional upon the closing of the Transaction.

Full details of the Transaction will be included in the meeting materials which are expected to be mailed to the respective shareholders of Mountain Province and Kennady by early March 2018.

Related Party Transaction / Business Combination

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Transaction constitutes a "related party transaction" for Mountain Province and the Transaction constitutes a "business combination" for Kennady due to the shareholding of Bottin (International) Investments and Mr. Dermot Desmond in each company as described above. Kennady is exempt from the formal valuation requirement pursuant to section 4.4(a) of MI 61-101 as an issuer not listed on specified markets. No formal valuation on the part of Mountain Province is required under MI 61-101, pursuant to exemptions from the delivery of such opinions under section 6.3(2) of MI 61-101. Neither Kennady nor Mountain Province is aware of any prior valuation being made in the preceding 24 months.

Advisors and Counsel

Scotiabank is acting as financial advisor to Mountain Province. Miller Thomson LLP is acting as legal advisor to the Mountain Province Special Committee, and Bennett Jones LLP is acting as Canadian legal counsel to Mountain Province together with US legal counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP. RBC Capital Markets has provided a fairness opinion to the Special Committee of Mountain Province.

Minvisory Corp. is acting as financial advisor to Kennady. Fasken Martineau DuMoulin LLP is acting as legal counsel to Kennady together with US legal counsel Perkins Coie LLP. Haywood Securities Inc. has provided a fairness opinion to the Special Committee of Kennady.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

About Kennady Diamonds Inc.

Kennady Diamonds Inc. owns 100% of the Kennady North diamond project located in Canada's Northwest Territories. Kennady North is adjacent to the Gahcho Kué diamond mine. Kennady is focused on expanding its high-grade diamond resources along the Kelvin–Faraday kimberlite corridor, as well as identifying new kimberlites outside of the corridor. To date an indicated resource of 13.62 million carats of diamonds contained in 8.50 million tonnes of kimberlite, with a grade of 1.60 carats per tonne and an average value of US$63 per carat, has been defined for the Kelvin kimberlite and an inferred resource of 5.02 million carats contained in 3.27 million tonnes of kimberlite, with a grade of 1.54 carats per tonne and an average value of US$98 per carat, has been defined for the Faraday kimberlites using a 1mm bottom cutoff size. The Kelvin–Faraday corridor is also a target for further exploration.

Scientific and Technical Information and Qualified Persons

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

The disclosure in this news release of scientific and technical information regarding Kennady's mineral properties has been reviewed and approved by Dr. Tom McCandless, P. Geo., a director of Kennady Diamonds and a Qualified Person under NI 43-101.

Neither the Toronto Stock Exchange, TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of TMX Group Limited) has reviewed or accepts responsibility for the adequacy or accuracy of this release.

For further information on the mineral properties of Kennady as discussed above please see:

(i)	technical report titled "Project Exploration Update and Faraday Inferred Mineral Resource Estimate, Kennady North Project, Northwest Territories, Canada" dated effective November 16, 2017; and
(ii)	technical report titled "Project Exploration Update and Maiden Resource Estimate, Kennady North Project, Northwest Territories, Canada" and dated effective January 24, 2017.

For further information on the mineral properties of Mountain Province as discussed above please see the technical report titled "Gahcho Kué Project, 2014 Feasibility Study, NI 43-101 Technical Report" dated May 13, 2014 as amended May 27, 2014 (with information effective as of March 31, 2014), as well as Mountain Province's most recently filed Annual Information Form, in respect of the year ended December 31, 2016; its subsequently filed interim financial reports; and the remaining filings completing its continuous disclosure records.

Disclaimers and Caution Regarding Forward Looking Information

This news release is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. and Kennady Diamonds Inc. (collectively, the "Corporations"). Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the Corporations' projects; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; strategic plans; future operations; future work programs and objectives; and currency exchange rate fluctuations. Except for statements of historical fact relating to the Corporations, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur, including, without limitation, that all conditions precedent to the transaction will be met and the realization of the anticipated benefits derived therefrom for shareholders of the Corporations and the view on (i) the quality and the potential of the Corporations' assets, (ii) the consideration offered to Kennady's shareholders, and (iii) the potential of the combined entity. Forward-looking statements are based on the opinions and estimates of management of each of the Corporations at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of the Corporations, there is no assurance they will prove to be correct and are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

Factors that could cause actual results to vary materially from results anticipated by such forward -looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements, and in Kennady Diamond's most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. The Corporations' caution that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporations believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although the Corporations have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Corporations undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Further, the Corporations may make changes to their respective business plans that could affect results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province and the combined company. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the its debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by its board.

SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Mr. David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Kennady Diamonds Inc.: Dr. Rory O. Moore, President and CEO, Phone: (416) 640-1111, Email: investors@kennadydiamonds.com

CO: Mountain Province Diamonds Inc.

CNW 06:00e 29-JAN-18